As filed with the Securities and Exchange Commission on August 18, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No. 3)

VIALTA, INC.

(Name of the Issuer)

VIALTA, INC.
VICTORY ACQUISITION CORP.
FRED S. L. CHAN
ANNIE M. H. CHAN
ANNIE M. H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST
SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92
EVERSHINE XVI, L.P.
EVERBRIGHT II, LLC

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92554D 30 6

(CUSIP Number of Class of Securities)

Fred Shiu Leung Chan	Didier Pietri
President	Chief Executive Officer
Victory Acquisition Corporation	Vialta, Inc.
19770 Stevens Creek Blvd.	48461 Fremont Boulvard
Cupertino, CA 95014	Fremont, California 94538
(408) 863-7332	(510) 508-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Robert B. Dellenbach, Esq.	Barry Dastin, Esq.
Fenwick & West LLP	Kaye Scholer LLP
275 Battery Street, Suite 1500	1999 Avenue of the Stars, Suite 1700
San Francisco, California 94111	Los Angeles, CA 90067
(415) 875-2300	(310) 788-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$18,418,643	$2,168

•	This calculation is based upon 0.0001177 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 51,043,665 shares of Vialta common stock outstanding and owned by stockholders (other than Victory Acquisition Corporation); and (ii) outstanding vested stock options to purchase an aggregate of 2,146,167 shares of Vialta common stock which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders (other than Victory Acquisition Corporation) will be converted into the right to receive $0.36 in cash, without interest, and (ii) each outstanding vested stock option to purchase shares of Vialta common stock (other than options to purchase shares of Vialta common stock held by Victory Acquisition Corporation, its officers, its directors and its stockholders) will be converted into the right to receive a cash payment equal to (a) the excess of $0.36 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,168
Form or Registration No.: Schedule 14A
Filing Party: Vialta, Inc.
Date Filed: May 19, 2005

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the merger agreement or the proposed merger; passed upon the merits or fairness of the proposed merger; or passed upon the adequacy or accuracy of the disclosure contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

Item 16. Exhibits.
SIGNATURES
Exhibit Index
EXHIBIT 99.(C)(5)
EXHIBIT 99.(C)(6)
EXHIBIT 99.(C)(7)

Introduction

      This Amendment No. 3 to Schedule 13E-3 (this "Schedule") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2005, as previously amended, by (i) Vialta, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Vialta”), (ii) Victory Acquisition Corp., a Delaware corporation (“Victory”), (iii) Fred Shiu Leung Chan, Chairman and Chief Executive Officer of Victory, (iv) Annie M. H. Chan, spouse of Fred Shiu Leung Chan and a stockholder of Victory, (v) Annie M. H. Chan TR UA 07-25-95, The Annie M. H. Chan Living Trust, a stockholder of Victory, (vi) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust, a stockholder of Victory, (vii) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust, a stockholder of Victory, (viii) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust, a stockholder of Victory, (ix) Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92, a stockholder of Victory, (x) Evershine XVI, L.P., a stockholder of Victory, and (xi) Everbright II, LLC, the general partner of Evershine XVI, L.P.

Item 16. Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vialta, Inc. on May 19, 2005, as amended to date.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vialta, Inc. on May 19, 2005, as amended to date.

(a)(4)	Not applicable.

(b)(1)	Additional Contribution Agreement dated March 28, 2005, incorporated by reference to Exhibit 5 of Schedule 13-D filed April 7, 2005.

(b)(2)	Pledge Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 4 of Schedule 13-D filed April 7, 2005.

(c)(1)	Opinion of Salem Partners LLC dated March 28, 2005 (included as Annex F to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(c)(2)	Presentation of Salem Partners LLC, dated March 28, 2005.

(c)(3)	Liquidation Analysis of Needham & Company, LLC presented at December 3, 2004 meeting of the board of directors.

(c)(4)	Liquidation Analysis of Needham & Company, LLC presented at December 14, 2004 meeting of the board of directors.

(c)(5)	Presentation of Needham and Company, LLC presented at July 27, 2004 meeting of the board of directors.

(c)(6)	Presentation of Needham and Company, LLC presented at October 26, 2004 meeting of the board of directors.

(c)(7)	Presentation of Needham and Company, LLC presented at January 24, 2005 meeting of the board of directors.

(d)(1)	Agreement and Plan of Reorganization dated as of March 28, 2005 by and between Victory Acquisition Corp. and Vialta, Inc. (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(2)	Voting Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 3 of Schedule 13-D filed April 7, 2005.

(d)(4)	Stock Contribution Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 2 of Schedule 13-D filed April 7, 2005.

(f)	Dissenters’ rights of appraisal are described under the caption “Appraisal and Dissenters’ Rights” in Exhibit(a)(3) and set forth in Annex G and Annex H to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).

(g)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIALTA, INC.,
a Delaware corporation

By:	/s/ DIDIER PIETRI

Name:	Didier Pietri
Title:	Chief Executive Officer
Date:	August 18, 2005

VICTORY ACQUISITION CORP.,
a Delaware corporation

By:	/s/ FRED S.L. CHAN

Name:	Fred S.L. Chan
Title:	President
Date:	August 18, 2005

FRED S.L. CHAN

By:	/s/ FRED S.L. CHAN

Date:	August 18, 2005

ANNIE M.H. CHAN

By:	/s/ ANNIE M.H. CHAN

Date:	August 18, 2005

ANNIE M.H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan
Title:	Trustee
Date:	August 18, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	August 18, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	August 18, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	August 18, 2005

SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	August 18, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	August 18, 2005

EVERSHINE XVI, L.P.
By:	/s/ Annie M.H. Chan

Name:	Annie M. H. Chan
Title:	For Everbright II, LLC (General Partner), As Managing Member
Date:	August 18, 2005

EVERBRIGHT II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan
Title:	As Managing Member of General Partner for Evershine XVI, L.P.
Date:	August 18, 2005

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan
Title:	As Managing Member of General Partner for Evershine XVI, L.P.
Date:	August 18, 2005

Exhibit Index

Exhibit
Number	Description
(c)(5)	Presentation of Needham and Company, LLC presented at July 27, 2004 meeting of the board of directors.

(c)(6)	Presentation of Needham and Company, LLC presented at October 26, 2004 meeting of the board of directors.

(c)(7)	Presentation of Needham and Company, LLC presented at January 24, 2005 meeting of the board of directors.